EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended March 31, 2016
Earnings
1.	Net income attributable to U.S. Bancorp		$1,386
2.	Applicable income taxes, including expense related to unrecognized tax positions		504
3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$1,890
4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$247
	b.	Portion of rents representative of interest and amortization of debt expense	27
	c.	Fixed charges excluding interest on deposits (4a + 4b)	274
	d.	Interest on deposits	139
	e.	Fixed charges including interest on deposits (4c + 4d)	$413
5.	Amortization of interest capitalized		$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,164
7.	Earnings including interest on deposits (3 + 4e + 5)		2,303
8.	Fixed charges excluding interest on deposits (4c)		274
9.	Fixed charges including interest on deposits (4e)		413
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		7.90
11.	Including interest on deposits (line 7/line 9)		5.58

*	Excludes interest expense related to unrecognized tax positions

76	U.S. Bancorp